CERTIFICATE OF AUTHOR

I, Hassan Ghaffari, P.Eng., do hereby certify that:

1.	I am currently employed as a Manager of Metallurgy by:

Wardrop Engineering Inc.
Suite 800 - 555 West Hastings Street
Vancouver, BC V6B 1M1
Canada

2.	This certificate applies to the technical report entitled “Bellekeno Project – Updated Preliminary Economic Assessment Technical Report” dated December 2, 2009.

3.

I am a graduate of the University of Tehran (1998) with a M.A.Sc. degree in Mining Engineering and the University of British Columbia (2004) with a M.A.Sc. degree in Mineral Process Engineering. I have practiced in my profession continuously since 1998.

4.

I am a Professional Engineer registered with the Association of Professional Engineers and Geoscientists of the Province of British Columbia (#30408). I am also a member of the Canadian Institute of Mining, Metallurgy, and Petroleum (CIM).

5.	I have not received, nor do I expect to receive, any interest, directly or indirectly, in the subject property or securities of Alexco Resource Corp.

6.

I have read the definition of “qualified person” set out in National Instrument 43-101 (“NI 43-101”) and certify that by reason of my education, affiliation with a professional association (as defined in NI 43-101) and past relevant work experience, I am a “qualified person” for the purposes of NI 43-101.

7.	I visited the Bellekeno project site from March 31 to April 2, 2008.

8.

The sections of the technical report for which I am responsible include Sections 16.0, 18.0, 19.10, 19.11, 19.12, 19.13, and for which I am responsible as a co-author include 1.0, 2.0, 3.0, 19.14, 19.15, 19.16, 20.0, and 21.0.

9.	I am independent of the issuer, Alexco Resource Corp., as described in section 1.4 of NI 43-101.

10.	I was a certifying qualified person in respect of a technical report entitled “Bellekeno Preliminary Economic Assessment Technical Report” and dated June 30, 2008.

11.	I have read NI 43-101, including Form 43-101F1, and this technical report has been prepared in compliance with that Instrument.

12.

As of the date of this certificate, to the best of my knowledge, information and belief, this technical report contains all scientific and technical information that is required to be disclosed to make this technical report not misleading.

13.

I consent to the filing of this technical report with any stock exchange or other regulatory authority, and any publication by them for regulatory purposes, including electronic publication in the public company files on their websites accessible by the public, of this technical report.

Dated this 4th day of December, 2009.
“signed and sealed”
Hassan Ghaffari, P.Eng.
Wardrop Engineering Inc.